Clifton Star Provides Assay Results and Drilling Strategy Update

December 8, 2008, Vancouver, BC -- Clifton Star Resources Inc. ("Clifton Star") (TSX.V: CFO I Deutsche Borse: C3T) Vice President of Exploration, Fred Archibald P. Geo, OGQ, is pleased to provide newly acquired assay results completed December 1st, 2008 and to announce the upcoming drilling strategy.

Drilling on the Beattie-Donchester properties has been continuing to outline three mineralized zones at approximately 50 metre spacing and down to depths between 300 and 600 metres vertical from surface. These zones, the North Zone, the "A" or "RW" Zone, and the South Zone, have now been traced continuously for some 2300 metres, 700 metres, and 2,200 metres along strike length respectively. Core length average widths for these zones are 15.20 metres, 18.10 metres, and 10.80 metres respectively, and true widths are estimated at 64% to 76% of these core lengths. The drill holes were drilled at an inclination of 45 degrees to 70 degrees. The actual true widths range from 6.9 metres to 13.8 metres on average. The present drill program has delineated the mineralized zones to a vertical depth of approximately 320 metres, 400 metres, and 335 metres respectively for each of these zones. The Beattie was previously mined to a depth of 420 metres and workings sunk to a depth of 670 metres. A composite drill location plan of the 2007 and 2008 drilling on the Beattie and Donchester properties showing proximity to the mineralized vein systems has been included with this report.

The South Zone is similar to the mineralized zones within the Dumico property and it is now believed we are following the same sheared Meta-Conglomerate breccia unit lying along the same contact with the Temiskaming metasediments to the south; a contact which can be traced over a distance of approximately 4,200 metres. With the acquisition of the Central Duparquet property, we can now continue to join these mineral occurrences and also continue to trace this zone eastward.

To date, some 120 drill holes totaling some 37,113 metres has been drilled on the Beattie, Donchester, and Dumico properties. Clifton Star continues to use seven diamond drills to drill all three zones. Within the North Zone and "A"-"RW" Zone there is one vein which splits into two veins at depth for both. Within the South Zone there are up to seven veins of which three have more significant values and widths.

Another 23,270 metres of drilling in 62 drill holes has been completed on the Duquesne property to extend the mineralized zone for some 1,300 metres and down to a depth of between 300 and 600 metres vertical from surface.

The gold mineralization is associated with silicified syenite porphyries and syenite "lath" porphyries associated with sheared "hydrothermal fluid" conduits. The gold mineralization is also associated with graphitic rich meta-conglomerate breccias lying along the south contacts of the syenite porphyries. Late stage quartz veins contain visible gold, and visible gold is also associated with specular hematite, tourmaline, and graphite rich seams. These shears are associated with offset faults on the north side of the Porcupine Destor Fault.

Wire frame modeling of the deposits will begin this week with the objective of completing an updated mineral resource estimate for the various projects by the end of March, 2009.

Summary of Significant Drill Results
Duquesne Property

Drill Hole	g.Au/t / m.	Value Within	Core Section(Approx)	Vein	Easting (m)
DQ07-17	6.23/3.20	- -----	3.35-6.65	Nippissinq	2500W
DQ08-21	3.21/1.85	- -----	416.05-417.90	20B	700W
DQ08-22	4.42/3.10	- -----	13.25-16.35	10	530W
	3.10/1.50	- -----	25.60-27.0		20A
	3.45/2.45	- -----	47.0-49.45		20B
DQ08-24	3.60/1.35	(7.76/ 0.55)	260.60-261.95	10	700W
	6.29/1.30	- -----	329.80-331.10		20A
	5.21 /0.75	- -----	381.50-382.25		20B
DQ08-25	3.26/ 1.20	(4.34 / 0.90)	207.0-208.20	20B	800W
DQ08-26	3.42/1.80	- -----	406.45-408.25	20B	900W
DQ08-27	2.12/5.70	(2.47 / 3.20)	314.80-320.50	20B	61 0W
DQ08-29	4.20/1.60	- ----	163.70-165.30	74	610W
	4.35/2.60	- ----	368.60-371.20	10
DQ08-32	3.16/4.70	- ----	475.60-480.30	20B	900W
DQ08-35	3.33/1.0	- ----	68.55-69.55	10	700W
DQ08-39A	4.26/1.90	- ----	240.50-241.40	20B	900W
DQ08-42	3.83/1.30	- ----	694.50-695.80	20B	580W
DQ08-44	3.35/2.50	- ----	393.30-395.80	20A	800W
DQ08-45	4.21/2.70	- ----	311.65-314.35	10	1000W
DQ08-50	7.58/1.50	- ----	216.85-218.35	74	1000W
DQ08-51	6.76/5.50	- ----	511.30-516.80	10	1100W
	4.20/2.0	- ----	611.0-613.0	20A
	5.07/2.0	- ----	708.60-710.60	20B
DQ08-52	4.01/2.30	- ----	209.70-211.70	10	1200W
DQ08-56	4.04/ 0.90	- ----	542.50-543.40	20B	1200W
DQ08-70	5.02/3.0	- ----	336.50-339.50	10	1100W
	12.04/1.0	- ----	647.90-648.90	20A
DQ08-71	4.86/2.0	- ----	695.45-697.45	20B	1200W
DQ08-72	4.20/2.0	- ----	486.80-488.80	10	1300W

Summary of Significant Drill Results
Beattie Property

Drill Hole	q.Au/t / m.	Value Within	Core Section(Approx)	Vein	Easting(m)
B08-07	3.09/10.50	(5.10/4.50)	107.40-117.90	S	152E
B08-09	3.56/21.0		14.80-35.80	S	132E
B08-15	1.88/10.60		12.30-22.90	S	780E
		(4.0/9.60)	89.95-102.35
B08-17	3.66/10.40		253.60-264.0	S	790E
	3.82/7.20		307.35-314.55
B08-18A	6.16/1.30		99.0-100.30	N	968E
B08-23	2.61/14.10	(3.90/4.0)	210.75-224.85	S	740E
B08-31	3.21/6.0		121.0-127.0	A (RW)	104E
	5.62/2.0		220.0-222.0
B08-34	2.05/6.60	(3.02/2.0)	148.0-154.60	A (RW)	340E
	11.51 / 1.40		163.10-164.50

B08-42	1.04/78.70	(1.55/29.0)		S	710E
B08-48	1.84/8.50		83.60-92.10	S	690E
B08-48A	1.26/40.80	(1.47 /18.80)		S	685E
B08-58	1.19/1.50		32.0-33.5	A (RW)	568E
	2.56/6.0		306.0-312.0
	5.72/1.05		344.25-345.30
B08-59	5.03/3.10	(8.46 / 1.75)	157.50-160.60	S	515E
B08-60	5.50/8.10		108.90-117.90	S	490E
B08-66	2.39/13.25		57.0-70.25	A (RW)	567E
B08-67	1.96/4.0		236.0-240.0	A (RW)	568E
	4.78/5.0		330.0-335.0
	1.63/2.0		428.0-430.0
B08-68	2.78/8.0		244.0-252.0	A (RW)	665E
B08-69	1.09/4.0		136.0-140.0	A (RW)	715E
B08-82	3.61/18.0		18.0-36.0	S	238E
B08-01A	2.37/4.80		13.40-18.20	S	828E
	3.69/7.25		44.25-51.50
B08-02A	2.02/3.40		3.65-7.05	S	760E
B08-03A	2.44/8.40	(3.74/4.40)	4.60-9.0	S	760E
B08-04A	2.58/3.10		11.90-15.0	S	785E
B08-05A	1.68/5.50		22.25-27.75	S	785E
B08-06A	3.54/8.35	(6.16 / 3.20)	10.70-19.05	S	715E
B08-42	1.04/78.70	(1.55 / 29.0)		S	710E
B08-48	1.84/8.50		83.60-92.10	S	690E
B08-48A	1.26/40.80	(1.47 / 18.80)		S	685E
B08-58	1.19/1.50		32.0-33.5	A (RW)	568E
	2.56/6.0		306.0-312.0
	5.72/1.05		344.25-345.30
B08-59	5.03/3.10	(8.46/1.75)	157.50-160.60	S	515E
B08-60	5.50/8.10		108.90-117.90	S	490E
B08-66	2.39/13.25		57.0-70.25	A (RW)	567E
B08-67	1.96/4.0		236.0-240.0	A (RW)	568E
	4.78/5.0		330.0-335.0
	1.63/2.0		428.0-430.0
B08-68	2.78/8.0		244.0-252.0	A (RW)	665E
B08-69	1.09/4.0		136.0-140.0	A (RW)	715E
B08-82	3.61/18.0		18.0-36.0	S	238E
B08-01A	2.37/4.80		13.40-18.20	S	828E
	3.69/7.25		44.25-51.50
B08-02A	2.02/3.40		3.65-7.05	S	760E
B08-03A	2.44/8.40	(3.74/4.40)	4.60-9.0	S	760E
B08-04A	2.58/3.10		11.90-15.0	S	785E
B08-05A	1.68/5.50		22.25-27.75	S	785E
B08-06A	3.54/8.35	(6.16 / 3.20)	10.70-19.05	S	715E

Summary of Significant Drill Results

Donchester Property

Drill Hole	q.Au/t / m.	Value Within	Core Section(Approx)	Vein	Easting(m)
B08-02	3.12/2.60		169.20-171.80	N	1845E
	1.72/17.0	(2.05/7.0)	704.0-721.0
D08-08	3.39/4.40		218.10-222.50	N	1892E
D08-11	112/3.0		134.85-137.85	N	1968E
	1.79/8.25		444.15-452.40
	6.49/2.10		554.60-556.70
	2.28/12.35		561.90/574.25
D08-13	1.10/6.90	(3.11/2.0)	39.30-46.10	N	1540E
	2.80/2.50		57.30-59.80
	2.58/6.0		266.80-272.80
D08-14	3.26/1.50		208.0-209.50	S	1922E
D08-22	2.69/31.25	(5.51/6.0)	99.75-131.0	N	2055E
D08-23	1.61/3.0		75.0-78.0	S	1535E
D08-26	5.61/2.04		76.96-79.0	S	1680E
D08-29	3.67/3.25		83.15-86.90	S	1825E
	2.56/1.0		99.99-100.90
	3.50/7.75	(4.60 / 6.30)	253.40-261.30
	6.25/2.0	(12.28 / 1.0)	302.20-305.20
D08-31	8.60/1.0		122.0-123.0	S	1630E
	5.30/2.0		220.0-222.0
D08-32	3.63/3.70		25.8-29.5	S	1582E
	3.08/2.0		79.0-81.0
	1.45/2.35		92.9-95.25
	4.26/4.0		191.0-195.0
	1.27/2.40		236.5-239.3
D08-34	12.61/2.0		73.0-75.0	S	1680E
D08-36	2.35/5.70		19.50-25.20	N	2210E
	3.29/4.0		26.307-271.30
	3.89/12.50		489.5-502.0
D08-40	6.64-9.70	(12.19 / 5.0)	119.70-129.40	S	1825E
	2.11/5.0	(4.54 / 2.0)	199.30-204.30
	6.52/4.15		224.10-228.25
	4.03/6.0		392.0-398.0

Summary of Significant Drill Results
Dumico Property

Drill Hole	q.Au/t / m.	Value Within	Core Section(Approx)	Vein	Easting(m)
DUM08-04	3.36/8.25	(5.78 / 3.50)	325.80-334.05	S	4120E
DUM08-06	7.86/4.30		94.0-98.30	S	4180E
	3.89/2.0		238.0-240.0
DUM08-07	3.97/3.45		59.0-62.45	S	4000E
	4.94/2.30		138.30-140.60

Clifton Star has funds to continue drilling for approximately nine months and will continue to drill all properties, including the newly acquired Central Duparquet property. Mineral Fields has done all financings in the past and expects to provide the financing required to complete the 2009 drilling program and the accompanying requisite engineering reports. To date the drilling results have been very encouraging; particularly with the continuity of the zones and the wide widths of the zones. Clifton Star is looking at potential for open-pit mining and ramping (external and internal using the underground workings. Clifton Star is also looking at recovery from surface mill-cleanup as preliminary testing has been encouraging.

Drilling has been completed using NQ diameter coring and up to seven drills on site. The core is split in half; with one half the core securely stored on-site and the other sent to TechniLab of St. Germaine, Quebec and to Expert Labs of Rouyn-Noranda to be tested using standard 50g. fire assaying- gravimetric finish. Samples over 7.0 g. Au/t are being re-run using fire assay-total metallics finish for gold.

Fred Archibald, P Geo OGQ and Vice-President of Exploration has prepared and approved this release; he is deemed to be a Qualified Person under NI43-101.

The TSX does not guarantee the accuracy of this news release and it neither approves nor disapproves of its content.

For more information, please contact:

Clifton Star Resources Inc.

Harry Miller

President

(425)453-0355

Email: Hacabell@hotmail.com

Website: www.cliftonstarresources.com

Pro-edge Consultants Inc. Investor Relations Tracy Weslosky or Fred Cowans Managing Partners (416) 581-0177 Email: Info@pro-edge.com